April 14, 2009

David R. Humphrey	Via EDGAR

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance, Stop 3561

Washington, D.C. 20549

Re:	Arctic Cat Inc.
Form 10-K for the year ended March 31, 2008
Filed June 13, 2008
File Number: 000-18607

Dear Mr. Humphrey:

On behalf of Arctic Cat Inc. (the “Company”, “Our”, “We”, and “Us”), set forth below is the Company’s response to the Staff’s additional comments regarding the above-referenced filing as set forth in your letter to me, dated November 4, 2008. To facilitate your review of the Company’s response, this letter sets forth in bold text the headings, item numbers under each heading, and text of each of the Staff’s comments provided in your letter, followed by the Company’s responses. Capitalized terms used herein that are not otherwise defined herein shall have the respective meanings ascribed thereto in the above-referenced filing. Subject to any further comments of the Staff, we intend to revise our future filings consistent with the disclosures in this letter.

Form 10-K for the fiscal year ended March 31, 2008

General

1.             You indicate in your response to our prior comments 1, 2, 3, 5, and 6 that you will revise sections of your filing. In this regard, please provide us with your proposed disclosure.

Prior Comment 1 — proposed disclosure:

Executive Level Overview

Fiscal 2008 net sales decreased 21% to $621.6 million from $782.4 million in fiscal 2007. The fiscal 2008 net loss was $3.3 million or $0.18 per diluted share compared to net earnings of $22.1 million or $1.15 per diluted share in fiscal 2007. The decrease in net earnings was mainly due to decreased sales of ATVs and snowmobiles caused by challenging retail market conditions for ATV sales and the planned 30% reduction of fiscal 2008 snowmobile production to align inventory with retail demand. During the year the Company repurchased nearly 624,000 shares of the common stock and ended the fiscal year with $35 million in cash and short-term investments.

The retail climate for all of our products was difficult in 2008 mainly due to economic conditions driving down consumer confidence and overall historical consumer spending habits.  One of our primary objectives was to reduce our dealer inventories in response to the current economic conditions.  The snowmobile dealer inventory was higher in 2007 as a result of unusually poor snow conditions the past few years, primarily in the Midwest and Eastern regions of the United States.  As of March 31, 2008, our dealer snowmobile inventories were down by more than 30 percent.  Although we did not plan to reduce ATV production at the start of fiscal 2008, declining industry-wide ATV sales during the year caused us to lower production resulting in an overall 10 percent reduction in core ATV dealer inventories during the fiscal year.  In contrast, production of our Prowler side-by-side model increased by 11 percent, in order to meet growing demand.  These actions have better aligned current dealer inventories with anticipated consumer demand.  Although we expect the overall retail climate to be challenging in 2009, we expect our recent dealer inventory reduction efforts will enable modest growth in dealer orders in fiscal 2009.

ATV sales decreased 19% in fiscal 2008 to $350.3 million from $431.5 million in fiscal 2007. ATV net sales first surpassed snowmobile net sales in fiscal 2004 and are the Company’s largest product line, comprising over 56% of net sales in fiscal 2008. Snowmobile sales decreased 34% in fiscal 2008 to $161.9 million from $247.0 million in fiscal 2007, primarily due to the planned reduction in snowmobile production to align dealer inventory with retail demand. Snowmobiles comprised 26% of the Company’s net sales in fiscal 2008. Parts, garments and accessory sales increased 5% in fiscal 2008 to $109.4 million from $103.9 million in fiscal 2007, driven primarily by snowmobile parts and accessories.  Parts, garments and accessory sales were 18% of the Company’s net sales in fiscal 2008. The following discussions should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this annual report.

Prior Comment 2 — proposed disclosure:

Results of Operations

 Total Company Sales by Product Line are as follows:

For the Year Ended March 31

($ in thousands)	2008	Percent of Total Sales	2007	Percent of Total Sales	Percent Change 2008 vs 2007	2006	Percent of Total Sales	Percent Change 2007 vs 2006
ATV	$350,296	56%	$431,548	55%	-19%	$394,873	54%	9%
Snowmobile	161,874	26%	246,974	32%	-34%	238,113	32%	4%
PG&A	109,398	18%	103,909	13%	5%	99,808	14%	4%
Total Sales	$621,568	100%	$782,431	100%	-21%	$732,794	100%	7%

During fiscal 2008 net sales decreased 21% to $621.6  million from $782.4 million in fiscal 2007. ATV unit volume decreased 25%, snowmobile unit volume decreased 37% and sales of parts, garments and accessories increased 5%, or $5.5 million.  ATV unit volume decreased primarily due to declining industry wide ATV retail sales and the 10% reduction in ATV production. Snowmobile unit volume decreases were largely due to the Company’s planned 30% reduction in fiscal 2008 snowmobile production to align dealer inventory with retail demand.  Parts Garments and Accessory sales increases in 2008 were primarily due to increased snowmobile parts and ATV accessory sales.  During fiscal 2007, net sales increased 6.8% to $782.4 million from $732.8 million in fiscal 2006. ATV unit volume decreased 1.8%, snowmobile unit volume decreased 4.9% and dollar sales of parts, garments and accessories increased $4.1 million. The Company believes the continued increase in ATV net sales is due to higher end product offerings led by the Prowler side-by-side model. Snowmobile unit volume decreased because of lower dealer orders related to higher dealer inventory caused by less than normal snowfalls during the prior winter season in certain key regions in North America.  Parts, Garments and Accessory sales increases in 2007 were primarily due to increases ATV accessory sales, partially offset by lower snowmobile garment sales.

Gross Profit (Loss):

For the Year Ended March 31,

($ in thousands)	2008	2007	Change 2008 vs 2007	2006	Change 2007 vs 2006
Gross Profit Dollars	$110,429	$141,794	-22%	$136,510	4%
Percentage of Sales	17.8%	18.1%	-.30%	18.6%	-.50%

Gross profit decreased 22% to $110.4 million in 2008 from $141.8 million in 2007. The gross profit percentage for fiscal 2008 decreased to 17.8% versus 18.1% in 2007. The decrease in the 2008 gross profit percentage was mainly due to higher Canadian sales incentives to help compensate for the stronger Canadian dollar as well as lower sales volumes within the snowmobile and ATV product lines due to efforts to reduce dealer inventory and weaker consumer demands.  Gross profit also decreased as a result of our product line mix offset by higher mix of the Prowler side-by-side model.   Gross profit increased 3.9% to $141.8 million in 2007 from $136.5 million in 2006. The gross profit percentage decreased to 18.1% versus 18.6% in 2006. The decrease in the 2007 gross profit percentage was mainly due to increased snowmobile sales incentives.

Operating Expenses:

For the Year Ended March 31,

($ in thousands)	2008	2007	Change 2008 vs 2007	2006	Change 2007 vs 2006
Selling and Marketing	$52,523	$58,955	-11%	$58,455	1%
Research & Development	18,343	20,262	-9%	19,323	5%
General & Administrative	48,276	30,644	58%	25,997	18%
Total Operating Expenses	$119,142	$109,861	8%	$103,775	6%
Percentage of Sales	19.2%	14.0%		14.2%

Selling and Marketing expenses decreased 11% to $52.5 million in 2008 from $ 59.0 million in 2007, primarily due to lower advertising and compensation expenses.  Selling and Marketing expenses increased 1% to $59.0 million in 2007 from $58.5 million in 2006 due primarily to modest compensation adjustments in 2007.

Research and Development expenses decreased 9% to $18.3 million in 2008 from $ 20.3 million in 2007, primarily due to lower compensation and prototype expenses.  Research and development expenses increased 5% to $20.3 million in 2007 from $19.3 million in 2006 due primarily to higher compensation and prototype expenses.

General and Administrative expenses increased 58% to $48.3 million in 2008 from $20.6 million in 2007 due primarily to increased Canadian hedge costs and to a lesser extent increased product liability and litigation, and operating costs of the European subsidiary.  General and Administrative expenses increased 18% to $ 30.6 million in 2007 from $26.0 million in 2006 due primarily to increased operating costs of the European subsidiary and product liability and litigation accruals offset by lower Canadian hedge costs.

Other income / expense:

Interest income decreased 44.5% to $632,000 in fiscal 2008 from $1.1 million in fiscal 2007. Interest expense increased 3.9% to $1.1 million in fiscal 2008 from $1.0 million in fiscal 2007. Interest income was primarily affected by the higher cash levels at the beginning of our fiscal year compared to last year, and lower cash balances during the third and fourth quarters of fiscal 2008, due primarily to higher working capital needs.  Interest expense was comparable to the prior year as a result of similar borrowing levels in 2008 compared to 2007.  Interest income decreased to $1.1 million in fiscal 2007 from $1.6 million in fiscal 2006. Interest expense increased to $1.0 million in fiscal 2007 from $105,000 in fiscal 2006. Interest income was primarily affected by the lower cash levels at the beginning of our fiscal year compared to the previous year. Interest expense was also affected by the lower cash balances that resulted in increased borrowings from the Company’s line of credit during the first and second quarters of fiscal 2007 compared to the same period last year.

Net loss / earnings

The fiscal 2008 net loss was $3.3 million or $0.18 per diluted share versus net earnings of $22.1 million or $1.15 per diluted share for fiscal 2007. Net earnings (loss) as a percent of net sales were (0.5%) and 2.8% in 2008 and 2007, respectively. The decrease in net earnings (loss) is attributable to decreased sales and increased operating expenses.  The fiscal 2007 net earnings decreased to $22.1 million or $1.15 per diluted share from $23.8 million or $1.20 per diluted share for fiscal 2006.   The decrease in net earnings is attributable to increased operating expenses. Net earnings as a percent of net sales were 2.8% and 3.2% in 2007 and 2006, respectively.

Prior Comment 3 – proposed disclosure:

Liquidity and Capital Resources

The seasonality of the Company’s snowmobile production cycle and the lead time between the commencement of snowmobile and ATV production in the early spring and commencement of shipments late in the first quarter have resulted in significant fluctuations in the Company’s working capital requirements during the year.   The following table represents revenue and ending inventories by each of the quarters in the years ended March 31, 2008 and 2007.

	First	Second	Third	Fourth	Total
2008
ATV	$59,716	$77,547	$70,109	$142,924	$350,296
Snowmobile	11,888	97,034	60,016	(7,064)	161,874
PG&A	16,258	30,629	29,470	33,041	109,398
Total Sales	$87,862	$205,210	$159,595	$168,901	$621,568

Inventories	$149,533	$175,799	$162,332	$126,981

2007
ATV	$60,151	$133,823	$91,823	$145,750	$431,548
Snowmobile	20,910	121,532	106,352	(1,820)	246,974
PG&A	15,357	29,970	29,939	28,644	103,909
Total Sales	$96,418	$285,325	$228,114	$172,574	$782,431

Inventories	$168,263	$154,206	$131,349	$98,524

As a result of our 10% reduction in production schedules due to weaker than expected wholesale and retail demand for ATV units, the Company’s finished goods inventory balance increased significantly as of March 31, 2008 compared with March 31, 2007.  The inventory balance increase did not have, nor was it expected to have, a material impact on the Company’s liquidity needs for the foreseeable future.  The ATV units are all considered saleable and are expected to sell at a gross profit in the subsequent fiscal year although continued or further declines in the ATV retail environment may require additional marketing and sales incentive campaigns that could negatively impact our gross margins.  Historically, the Company has financed its working capital requirements out of available cash balances at the beginning and end of the production cycle and with short-term bank borrowings during the middle of the cycle. The Company believes current available cash and cash generated from operations together with its available line of credit will provide sufficient funds to finance the Company on a short and long-term basis.

Prior Comment 5 – proposed disclosure:

The Company’s seasonal trends and variations are discussed in the Liquidity and Capital Resources section of MD&A.

Prior Comment 6 – proposed disclosure:

Marketing and Sales Incentive Costs – The Company provides for various marketing and sales incentive costs which are offered to its dealers and consumers at the later of when the revenue is recognized or when the marketing and sales incentive program is approved and communicated. Examples of these costs include: dealer and consumer rebates, dealer floorplan financing assistance and other incentive and promotion programs. Adverse market conditions resulting in lower than expected retail sales or the matching of competitor programs could cause accrued marketing and incentive costs to materially increase if the Company authorizes and communicates new programs to its dealers. The Company estimates marketing and sales incentive costs based on expected usage and historical experience. The related marketing and sales incentive costs accrual as of March 31, 2008 and 2007 was $9.6 million and $16.8 million, respectively, and included in accrued marketing in the Company’s balance sheet. The decrease in this accrual was a result of current announced and communicated marketing and sales incentive programs and retail market conditions.  Historically, marketing and sales incentive program expenses have been within our expectations.  To the extent current experience differs with previous estimates the accrued liability for marketing and sales incentives is adjusted accordingly.

Product Warranties – The Company generally provides a limited warranty to the owner of snowmobiles for twelve months from the date of consumer registration and for six months on ATVs. The Company provides for estimated warranty costs at the time of sale based on historical rates and trends and makes subsequent adjustments to their estimate as actual claims become known or the amounts are determinable. Adverse changes in actual warranty costs compared to the Company’s initial estimates could cause accrued warranty to materially change. The accrued warranty as of March 31, 2008 and 2007 was $16.5 million and $18.0 million, respectively.  Historically, actual warranty expenses have been within our expectations.

Product Liability and Litigation – The Company is subject to product liability claims and other litigation in the normal course of business. The Company insures for product liability claims although it retains a modest self insured retention accrual within the balance sheet caption Insurance. The estimated costs resulting from any losses over insured amounts are charged to operating expenses when it is probable a loss has been incurred and the amount of the loss is reasonably determinable.

The Company utilizes historical trends and other analysis to assist in determining the appropriate loss. Adverse changes in the final determination of product liability or other claims made against the Company could have a material impact on the Company’s financial condition.  Historically, actual product liability and litigation costs have been within our expectations.

Item 7-Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies. page 16

2.                                      We note that inventory is a significant portion of your total assets. In this regard, since lower of cost or market inventory accounting requires significant judgment and estimates by management, we believe you should revise your critical accounting policies in future filings to include a detailed discussion of your inventory valuation procedures. Please advise.

In future filings the Company will include the following in the critical accounting policies:

Inventories

Our inventories are recorded at the lower of cost or market, with cost based on a first-in, first-out basis.  We periodically assess inventories for obsolescence and potential excess.  This assessment is based primarily on assumptions and estimates regarding future production demands, anticipated changes in technology or design, historical and expected future sales patterns.  Our inventories consist of materials and products that are subject to changes in our planned production of future snowmobile and ATV products and competitive market conditions which may cause lower of cost or market adjustments to our finished goods inventory.  If market conditions or future demand are less favorable than our current expectations, additional inventory write downs or reserves may be required, which could have an adverse effect on our reported results in the period the adjustments are made.  Inventory items that are identified as obsolete or excess are fully reserved on our balance sheet and are generally scrapped.  Historically, inventory obsolescence and potential excess costs adjustments have been within our expectations.

Item 8- Financial Statements and Supplementary Data

Notes to Financial Statements

Segment Reporting page 37

3.                                      We note your response to our prior comment 9. However, based on the Gross Margin Report by Product Line that you provided to us, it is not clear how you determined that your product lines have similar characteristics, Your report not only indicates that you have significantly different gross margins for each of your product lines, but the gross margins for snowmobiles and ATVs trend in opposite directions. Based on your disclosures on page 12 of your Form l0-Q for the quarter ended June 30, 2008, the differences in gross margins and the aforementioned trends have continued. Additionally, the results of operations for your snowmobile product line are significantly affected by snowmobile incentives. In this regard, it appears that each of your product lines demonstrate significantly different seasonal trends and volatility associated with factors such as the amount of snowfall. Furthermore, the economic characteristics displayed on your Gross Margin Report for the Parts, Garments and Accessories product line appear significantly different from your other product lines and do not appear to have similar production costs or processes, storage costs, pricing, demand, or a similar regulatory environment, Therefore, we believe you should provide segment information to reflect three operating segments without aggregating them into one reporting unit.

We have again reviewed the five criteria of FAS 131 and continue to believe the aggregation criteria must be consistent with the objections and basic principles of FAS 131 which is to help financial statement users of better understand a company’s performance and assess its future net cash flows.  Our Company has been and will continue to be focused on the recreational power sports market through our network of similar dealers and distributors to drive financial performance and future net cash flows.  Over the past three years we have experienced differing gross margins and trends within the snowmobile and ATV products lines.  In the aggregate, our gross margins have ranged from 17.8% to 18.6% in fiscal years 2006 through 2008.  We believe the long-term economic characteristics associated with recreational power sports have been and will continue to be similar.

ATVs and snowmobiles are equally at risk for changes in gross margin based on current market conditions, current and future anticipated dealer inventory levels, retail consumer demand and annual product line mix changes.  Each of these product lines experience similar long-term volatility and seasonal trends based on current and expected future retail consumer demands and economic trends.

We believe the long-term economic characteristics of our recreational power sport products will experience changes in retail consumer demands each year and these changes may be different.  For example, lower snowfall seasons generally result in near-term decreases in snowmobile financial performance due to lower retail customer use of their current snowmobile reducing demand or interest for new model purchases and demand for replacement parts.  During periods of time when snow conditions have improved, we generally experience higher demand for new products and replacement parts purchases.  Warmer weather allows more ATV use which may drive a lower or higher demand for new product line purchases as well as replacement or accessory purchases.  Our sales incentive programs are simply a reaction to retail consumer demand and current market conditions (dealer inventory levels and consumer related economic factors) which significantly impact the timing and size of our announced and communicated marketing and sales incentive programs to our dealers.  Sales incentive programs are recorded upon the timing of our announcement and communication not when the unit is initially recognized as revenue and shipped to our dealer or distributor network causing a potential for gross margin differences from year over year comparison perspective.

We have, and will continue, to track the parts, garments and accessories (PGA) product lines separately within our internal financial reporting process to support our ATV and snowmobile customers parts and accessory needs.  Out parts and garments inventory levels are determined using a wide variety of factors for each recreational vehicle category which is in turn dependent on weather and economic conditions.  Therefore, PGA is integral to the performance and future net cash flows as a recreational power sports company.  The revenue and cash flow generated from PGA should be considered a closely related element to snowmobiles and ATVs as without these product sales PGA would not exist.  The majority of our PGA revenue relate to replacement parts or additional accessories for the retail power sport customer to purchase.  The snowmobile and ATV product lines require extensive safety and environment regulation testing and compliance.  Our replacement parts and accessories are associated with similar regulatory matters if they are to be used on a snowmobile or ATV unit.  Our dealers enter into annual renewable contracts requiring them to maintain status as an authorized dealer to continue selling our snowmobiles and ATV’s as well as an expectation to carry sufficient levels of PGA inventory.  Traditionally we have provided total PGA revenue as well as a discussion regarding this product line to help users better understand our Company however the long-term economic strategy for PGA is tied directly to snowmobile and ATVs unit sales.  We do not sell parts for competitor units and nearly all garments and accessories are marked as Genuine Arctic Cat parts and accessories.  Our garments have color schemes that match our power sport unit coloring.

In addition to the characteristics noted above, the Company’s compensation programs including upper management are tied to the overall operating results not solely based on product line performance.  Furthermore there are three major companies in our marketplace; Polaris (US public company), Yamaha (Japanese public company) and Bombardier Recreational Products (a Canadian privately-held company).   Yamaha is a diverse company that provides public financial information, although their external financial statements are based on accounting principles generally accepted in Japan [and does not provide segment reporting].  Polaris is a US public company with a nearly identical dealer and distributor network system that does not provide segment information by product line as a result of their aggregation disclosure.  Bombardier Recreational Products is a private company that does not provide its financial results to the general public [and we are not aware of their treatment of segments].  We believe our aggregation conclusion is reasonable and within the spirit of FAS 131, which is to provide users of our financial information to better understand our overall performance and assess our prospect for future net cash flows as a recreational power sports company.  Additionally providing financial information by snowmobiles and ATV’s would create, in our opinion, competitive harm to our Company due to the low number of power sport companies competing for a similar customer class.  We review public financial information and believe our financial statement disclosures are consistent with Polaris, the most comparable company to us.

4.                                      We continue to believe that you should expand your MD&A disclosures in future filings to address the operating results for each of your product lines. These disclosures should highlight any known trends, as required by Item 303(a) (3)(ii) of Regulation S-K.  In this regard, increases in inventory during tightening credit conditions, in conjunction with decreased demand for your products due to the current macro economic environment, can also create significant downward pricing pressures. Therefore, we believe you should specifically address whether the significant increase in your inventory balances, in conjunction with decreased sales as compared to prior years, will lead to more aggressive pricing policies which could have a downward effect on your gross profit margins in future periods.

In our revised Executive Overview disclosures, we discuss macro-economic matters that impact on our results.  We also have provided revised disclosures under Liquidity and Capital Resources to discuss the significant change in our inventories balance as of March 31, 2008.  We believe these disclosures adequately address known trends.  As discussed in response to Comment 3 above, we do not believe it is appropriate, and we are not required, to disclose product line segment information.

***

The Company hereby represents that:

•      The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•      The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you desire clarification of the above responses or require additional information relating to the Company, please contact me at (763) 354-1791.  In addition, if you continue to have concerns about our proposed disclosures, or any of our positions, we would appreciate an opportunity to discuss them with you.

Sincerely,

/s/ Timothy C. Delmore
Timothy C. Delmore
Chief Financial Officer

cc:	Juan Migone, Securities and Exchange Commission
Troy Johnson, Grant Thornton LLP
John R. Houston, Robins, Kaplan, Miller & Ciresi L.L.P.